EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	9/30/04
Fixed Charges:
Interest on Long-term Debt	$26,528	$26,473	$29,305	$28,401	$39,631	$36,189
Interest on Short-term Debt	7,058	10,902	9,513	6,508	2,511	2,344
Distributions on Trust Preferred Securities	6,000	6,000	6,000	6,000	3,000	-
Estimated Interest Element in Lease Rentals	--	1,090	1,337	1,468	1,645	1,645

Total Fixed Charges	$39,586	$44,465	$46,155	$42,377	$46,787	$40,178

Earnings:
Net Income	$61,508	$66,663	$57,759	$41,060	$53,891	$34,550
Plus Federal Income Taxes	15,693	8,571	45,484	(43,956)	47,581	35,012
Plus State Income Taxes	2,869	1,721	8,928	(7,529)	6,688	3,694
Plus Provision for Deferred Income Taxes	14,521	25,453	(17,751)	75,659	(14,641)	(10,658)
Plus Deferred Investment Tax Credits	(1,791)	(1,791)	(1,791)	(1,791)	(1,790)	(1,791)
Plus Fixed Charges (as below)	39,586	44,465	46,155	42,377	46,787	40,178

Total Earnings	$132,386	$145,082	$138,784	$105,820	$138,516	$100,985

Ratio of Earnings to Fixed Charges	3.34	3.26	3.00	2.49	2.96	2.51

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no effect on the ratio.

* Certain amounts have been reclassified between Distributions on Trust Preferred Securities and Interest on Long-term Debt due to the implementation of FIN 46R "Consolidation of Variable Interest Entities" effective March 31, 2004, on a prospective basis. This reclassification had no effect on this ratio.